FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

National Australia
Bank Limited
ABN 12004044937

ASX ANNOUNCEMENT	500 Bourke Street
Melbourne
Victoria 3000
Australia

Melbourne, 12 May 2004

NATIONAL TO RAISE CAPITAL

The National Australia Bank confirms that it will conduct a subordinated debt raising of approximately A$2 billion as part of its annual debt raising program.

The National has also entered into agreements to fully underwrite its Dividend Reinvestment Plan in respect of the March 2004 interim dividend at a value of approximately A$1.2 billion.

In respect of the March 2004 interim dividend only, the Dividend Reinvestment Plan will be amended to remove the 15,000 share cap and a 2.5% discount will be introduced for shareholders participating in the plan.

The letter to shareholders providing details of the changes to the Dividend Reinvestment Plan is attached.

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

National Australia Bank Limited

ABN 12 004 044 937

GJ Kraehe AO

Chairman

500 Bourke Street

Melbourne

Victoria   3000

Australia

12 May 2004

Dear Shareholder

National Australia Bank Limited — Dividend Reinvestment Plan and Bonus Share Plan

What is the purpose of this Letter?

The purpose of this letter is to notify you that some important amendments have been made to the terms of the Dividend Reinvestment Plan (“DRP”) and Bonus Share Plan (“BSP”, and together with DRP, the “Plans”) of the National Australia Bank Limited (“National”).

Of particular interest to shareholders, the Plans have been varied in respect of the 2004 interim dividend to:

•              introduce a 2.5% discount; and

•              remove the maximum participation levels in the Plans.

This will provide all eligible shareholders with the opportunity to participate fully and reinvest all, or part, of their dividend payments in the National - effectively increasing your investment in the National in a convenient and cost effective way and at a discount to the prevailing share price.

You are being offered the opportunity to participate in the amended Plans with respect to the interim dividend for 2004. The interim dividend for 2004 of 83 cents per ordinary share was announced to the Australian Stock Exchange Limited on 12 May 2004, and is fully franked.  The 2004 interim dividend will be paid on 14 July 2004.

Why have the Plans been Amended?

The National is required to raise additional regulatory capital as a result of the Australian Prudential Regulation Authority (“APRA”) report dated 24 March 2004 into irregular currency options trading at the National. The National intends to meet such increased capital requirements through a combination of underwriting the interim dividend for 2004 and subordinated debt issuance. It is not expected that future dividends of the National will need to be underwritten to comply with APRA’s requirements.

On Friday 16 April 2004, the National announced that the interim dividend for 2004 would be underwritten. Subsequently, the National has entered into an agreement with Merrill Lynch to underwrite the Plans with respect to the interim dividend for 2004.

The majority of amendments to the Plans have been made to encourage greater participation in the Plans and to facilitate the underwriting of the Plans.

What are the Amendments?

The changes to the Plans are summarised below:

•              Introduction of 2.5% Discount: National shareholders are being offered the opportunity to acquire ordinary shares of the National under the Plans at a 2.5% discount to the “Current Market Price” (as defined under the Plans) of the ordinary shares of the National under the Plans.

This is a change only with respect to the 2004 interim dividend and is not a permanent change to the Plans.

•              Removal of Maximum Participation Cap and Increasing the Minimum Participation Level: The maximum participation level in the DRP of 15,000 ordinary shares of the National per shareholder has been removed and there will be no restriction on participation.

This is a change only with respect to the 2004 interim dividend and is not a permanent change to the Plans. However, you should be aware that if the maximum participation cap previously limited your participation in the Plans to 15,000 shares and you take no further action, then the consequence of this amendment will be that, in respect of the 2004 interim dividend only, your participation in the Plans will be in respect of more than 15,000 shares.

The minimum participation level in the Plans of 25 ordinary shares of the National per shareholding has been increased to 35 ordinary shares of the National per shareholding.

This is a permanent change to the Plans.

•              Changes to “Current Market Price”: Changes have been made to the definition of “Current Market Price” under the Plans so that:

(a)           the pricing period under the Plans will commence on the second Trading Day after the Record Date (as defined in the Plans) or such other date as the board of directors of the National may specify;

(b)           the pricing formula will represent the arithmetic average of the daily volume weighted average prices over the pricing period;

(c)           the pricing period is increased to 15 Trading Days; and

(d)           a new definition of “Trading Day” applies.

The changes described in (a), (b) and (d) above are permanent changes to the Plans. The change described in (c) above is a change only with respect to the 2004 interim dividend and is not a permanent change to the Plans.

With respect to the 2004 interim dividend, the pricing period under the Plans will commence on the first Trading Day after the Record Date, 11 June 2004.

All of these amendments are effective from 10 May 2004.

A detailed description of the amendments to the Plans is enclosed with this letter.

The amendments affect the DRP and BSP only, and not the cash element of the U.K. Dividend Plan.

Why are some of the Amendments being made only with respect to the 2004 Interim Dividend?

The amendments that relate to the 2.5% discount, the removal of the maximum participation cap under the DRP and extension of the period over which the “Current Market Price” is calculated are not permanent changes - they relate solely to the operation of the Plans with respect to the 2004 interim dividend.

The Board determined that it was in the National’s best interests that these changes be made only with respect to the 2004 interim dividend to encourage take-up on the Plans given the underwriting arrangements put in place for this dividend.

What do I need to do?

Enclosed with this letter are the following documents:

•              Description of Amendments to the Plans; and

•              Dividend Nomination Advice

You have previously been provided with a copy of the Terms and Conditions of the Dividend Package (“Dividend Package Terms”). If you would like another copy, please download a copy from: www.nabgroup.com or call the National’s Share Registry.

Please read all of these documents for the current terms and conditions of the Plans.

If you are not an existing participant in any Plan or the U.K. Dividend Plan and wish to commence participation in any of the Plans or the U.K. Dividend Plan, you will need to complete the enclosed Dividend Nomination Advice form and return it to the

National’s Share Registry as soon as possible. To be effective, the form must be received by the National’s Share Registry on or before 11 June 2004, the Record Date.

If you are an existing participant in any of the Plans or the U.K. Dividend Plan and wish to:

•              continue your participation in any of these plans, your existing instructions will remain in place with respect to the 2004 interim dividend and all subsequent dividends and you do not need to complete the enclosed Dividend Nomination Form; or

•              amend or terminate your participation in any of these plans, you will need to complete the enclosed Dividend Nomination Advice form and return it to the National’s Share Registry as soon as possible. To be effective, the form must be received by the National’s Share Registry on or before 11 June 2004, the Record Date.

All enquiries in relation to the above should be directed to the National’s Share Registry.

The details of the National’s Share Registry are:

Principal Share Registry and Shareholder Services

National Australia Bank Limited

Floor 24

500 Bourke Street

Melbourne

Postal Address

GPO Box 2333

Melbourne Victoria 8060

Australia

Telephone (local call) 1300 367 647

Outside Australia +61 3 8641 4200

Yours sincerely,

Graham Kraehe AO

Description of Amendments to the Plans

1              Amendments to Permit a 2.5% Discount to be offered to Participants in the DRP and BSP solely for the purposes of the 2004 Interim Dividend

The DRP and BSP have been amended so that a 2.5% discount to the “Current Market Price” of ordinary shares of the National can be offered to participants in the DRP and BSP. This change has been made solely for the purposes of offers being made to participants in the DRP and BSP with respect to the 2004 interim dividend.

The amendments made to the DRP and BSP to implement this change are as follows:

(a)           clause 15(a) of the Dividend Package Terms has been amended by replacing the formula with:

D - T
C - 2.5%

and

(b)           clause 19(a) of the Dividend Package Terms has been amended by replacing the formula with:

X
Y - 2.5%

2              Removal of Maximum Participation Cap for the DRP solely for the purposes of the 2004 Interim Dividend

The DRP has been amended to remove the cap on maximum participation of 15,000 ordinary shares of the National. This change has been made solely for the purposes of offers being made to participants in the DRP with respect to the 2004 interim dividend.

The amendments made to the Plans to implement this change are as follows:

(a)           the definition of “Full Participant” in clause 1 of the Dividend Package Terms has been amended by deleting the words “or in respect of 15,000 Ordinary Shares in respect of Ordinary Shares registered in their name”;

(b)           clause 3(c) of the Dividend Package Terms has been amended by deleting the words “and a maximum of 15,000 Ordinary Shares registered in their name”;

(c)           clause 3(d) of the Dividend Package Terms has been amended by deleting the words “and a maximum of 15,000 Ordinary Shares”; and

(d)           clause 13 of the Dividend Package Terms has been amended by deleting the words “or greater than 15,000”.

3              Permanent Increase to the Minimum Participation Level in the DRP and BSP

The Plans have been amended to increase the minimum participation level in the DRP and BSP from 25 ordinary shares of the National to 35 ordinary shares of the National.

The changes described below are permanent changes to the DRP and BSP.

In order to implement this change, the number “25” in clauses 3(c), 3(d), 13 and 17 of the Dividend Package Terms were replaced with the number “35”.

4              Permanent Amendments to “Current Market Price” in the DRP and BSP

The definition of “Current Market Price” in the DRP and BSP were amended to facilitate the underwriting of the DRP and BSP. The changes described below were permanent amendments to the DRP and BSP. The amendments made to the DRP and BSP to implement these changes are as follows:

(a)           the definition of “Current Market Price” in clause 1 of the Dividend Package Terms has been replaced with the following definition:

“Current Market Price” means, for any Dividend, the arithmetic average of the VWAP during the four Trading Days commencing on the second Trading Day after the Record Date for that Dividend or such other date as specified by the Directors calculated to 4 decimal places.

(b)           the definition of “Trading Day” has been inserted in clause 1 of the Dividend Package Terms after the definition of “Subsidiary”:

“Trading Day” has the meaning given to that expression in the Listing Rules of the Australian Stock Exchange Limited provided that (a) any day in which there is a trading halt on the Ordinary Shares, or during which trading in the Ordinary Shares is suspended, for the entire day will not be a trading day and (b) if there is a trading halt on the Ordinary Shares, or trading in the Ordinary Shares is suspended, for only part of a day, the Directors will determine in its discretion, whether that day will be a trading day.

and

(c)           the definition of “VWAP” has been inserted in clause 1 of the Dividend Package Terms after the definition of “U.K. Dividend Plan Nomination Advice”:

“VWAP” means, for an Ordinary Share on any day, the volume weighted average price of Ordinary Shares sold on the Australian Stock Exchange Limited on that day, excluding any transactions defined in the Market Rules of the Australian Stock Exchange Limited as special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over Ordinary Shares, any overnight crossings or other trades on that day that the

Bank decides to exclude on the basis that they are not fairly reflective of natural supply and demand calculated to 4 decimal places.

5              Amendments to “Current Market Price” in the DRP and BSP solely for the purposes of the 2004 Interim Dividend

The time for determining the “Current Market Price” in the DRP and BSP has been extended to fifteen Trading Days. This change has been made solely for the purposes of offers being made to participants in the DRP and BSP with respect to the 2004 interim dividend.

In order to implement this change, the definition of “Current Market Price” in clause 1 of the Dividend Package Terms (with the changes described in paragraph 1 above) has been further amended by replacing the words “four Trading Days” with “fifteen Trading Days”.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan E Crook
Date:	12 May 2004	Title:	Company Secretary